# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Milestone Pharmaceuticals Inc., CIK 0001408443
CUSIP: 59935V107
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 1111 BOUL. DR.-FREDERIK-PHILIPS, STE 420, MONTREAL, Quebec Canada (A8), H4M 2X6
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002143027

## Reporting persons
- Pavaki Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Colorado (CO); sole voting power 0; shared voting power 9,067,848; sole dispositive power 0; shared dispositive power 9,067,848; aggregate amount beneficially owned 9,067,848 (7.3% of the class)
- Pavaki Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,067,848; sole dispositive power 0; shared dispositive power 9,067,848; aggregate amount beneficially owned 9,067,848 (7.3% of the class)
- Ashok Rambhai Patel: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,067,848; sole dispositive power 0; shared dispositive power 9,067,848; aggregate amount beneficially owned 9,067,848 (7.3% of the class)

## Item 1. Issuer
Name of issuer: Milestone Pharmaceuticals Inc.
Address of issuer's principal executive offices: 1111 BOUL. DR.-FREDERIK-PHILIPS, STE 420, MONTREAL, QUEBEC, CANADA, H4M 2X6.

## Item 2. Person Filing
Name of person filing: Pavaki Capital Management, LLC; Pavaki Capital Partners, LP; Ashok Rambhai Patel
Address of principal business office or, if none, residence: 4104 Muirfield Court, Pueblo, CO 81001
Citizenship: Pavaki Capital Management, LLC, Colorado, USA, Pavaki Capital Partners, LP, Delaware, USA, Ashok Rambhai Patel, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,067,848
Percent of class: 7.3%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 9,067,848
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 9,067,848

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported herein are held directly by Pavaki Capital Partners, LP (the 'Fund'), a Delaware limited partnership. Pavaki Capital Management, LLC serves as the general partner and investment manager of the Fund, and Ashok Rambhai Patel is the managing member of Pavaki Capital Management, LLC. The limited partner of the Fund, Smita Ashok Ram LLC, has the right to receive distributions of dividends from, and proceeds from the sale of, the securities held by the Fund in accordance with its limited partnership interest. No other person is known to have such rights relating to more than 5% of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Pavaki Capital Management LLC: Ashok Rambhai Patel, Ashok Rambhai Patel, Managing Member (08/07/2026)
- Pavaki Capital Partners, LP: Ashok Rambhai Patel, Ashok Rambhai Patel, Managing Member of Pavaki Capital Management, LLC, its General Partner (08/07/2026)
- Ashok Rambhai Patel: Ashok Rambhai Patel, Ashok Rambhai Patel, Individually (08/07/2026)